Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 26, 2009, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated March 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
March 26, 2009		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Fifteenth Meeting of the Second

Session of the Board of Directors

The fifteenth meeting (the “Meeting”) of the second session of the Board of Directors of the Company (the “Board”) was held on March 25, 2009 at the conference room located at 31/F of the headquarter of the Company. The directors were notified of the Meeting by way of a written notice dated March 12, 2009.

Out of the Company’s 13 directors, 11 directors attended the Meeting, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Zhuang Zuojin, non-executive director of the Company, Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang and Ngai Wai Fung, independent directors of the Company. Miao Jianmin and Shi Guoqing, non-executive directors of the Company, were on leave and authorized in writing, Yang Chao, executive director of the Company and Zhuang Zuojin, non-executive director of the Company to act on their behalf respectively and cast the votes for them. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2008 (the “2008 Annual Financial Reports”)

Commission File Number 001-31914

After review and discussion, the Board passed the 2008 Annual Financial Reports, which includes the 2008 Annual Financial Reports prepared in accordance with PRC Accounting Standards and Hong Kong Financial Reporting Standards respectively, the 2008 Financial Report prepared in accordance with U.S. GAAP, which is to be included in the Form 20-F of 2008, 2008 Financial Report on Participating Insurance Products, 2008 Financial Report on Solvency and the report of the audit committee on the 2008 Annual Financial Reports and Audit Reports of the Company.

Voting result: 13 for, 0 against, with no abstention

2. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2008

After review and discussion, the Board passed the H Share Annual Report for the year ended December 31, 2008, which includes Chairman’s Statement, Business Review, Management Discussion and Analysis, Embedded Value, Report of the Board, Report of Corporate Governance and Report on Related Party Transactions. The Board also passed the A Share Annual Report for the year ended December 31, 2008, which includes summaries of financial and business data, corporate governance structure, the report of the Board and other material matters.

Voting result: 13 for, 0 against, with no abstention

3. Passed the Proposal on the Profit Allocation for the Year of 2008

In accordance with applicable PRC laws, the Company shall, based on 10% of the realized net profit for the year ended December 31, 2008, withhold statutory surplus reserve amounting to RMB 1,009 million and general risk reserve amounting to RMB 1,009 million, respectively. After the withholding of statutory surplus reserve and general risk reserve, the Company may withhold discretionary surplus reserve. The Board will submit the proposal on the following matters to the Annual Shareholders’ Meeting for approval: after withholding the discretionary surplus reserve, which amounts to RMB 1,009 million in total and accounts for 10% of the net profit of the Company for the year of 2008, the Company proposes to distribute cash dividends amounting to RMB 6,501 million to all the shareholders, with a per share value of RMB 0.23, calculated in accordance with the total issued 28,264,705,000 shares.

Voting result: 13 for, 0 against, with no abstention

4. Passed the Proposal on the Annual Audit Fees for the Year of 2008 and Engagement of Auditors for the Year of 2009

The Board approved that audit fees to be paid to the accounting firm for 2008 is RMB 63 million (not including audit fees incurred by subsidiaries) and agreed to continue to engage PricewaterhouseCoopers as its domestic auditor (under PRC Accounting Standard) and PricewaterhouseCoopers HK as its international auditor (under HK Financial Reporting Standards and U.S. GAAP) for the year of 2009. The Board will seek the approval of the Annual Shareholders’ Meeting on this proposal.

Voting result: 13 for, 0 against, with no abstention

5. Passed the 2008 Social Responsibility Report

After review and discussion, the Board passed the 2008 Social Responsibility Report and agreed to disclose this report by incorporating it into the Annual Report for the Year of 2008 as an appendix.

Commission File Number 001-31914

Voting result: 13 for, 0 against, with no abstention

6. Passed the Proposal on the Self-assessment Report on Internal Control by the Board

After review and discussion, the Board passed the Self-assessment Report on Internal Control by the Board and agreed to disclose this report by incorporating it into the Annual Report for the Year of 2008 as an appendix. The Company engaged PricewaterhouseCoopers to review the internal control over the financial statements of the Company, and received from PricewaterhouseCoopers an unqualified opinion on the efficiency of the internal control over the financial statements dated December 31, 2008 (please see the appendix to the Annual Report for the Year of 2008 for details).

Voting result: 13 for, 0 against, with no abstention

7. Passed the Proposal to be Submitted to the Shareholders’ Meeting for Authorization to the Board to Issue Shares of the Company

The Board agreed to submit to the 2009 Annual Shareholders’ Meeting for approval of the proposal to authorize the Board, within certain period, to decide according to market conditions and the needs of the Company, whether the Company shall issue, separately or concurrently, domestic shares or shares listed on foreign stock exchanges, with amounts thereof, respectively, not in excess of 20% of the domestic shares or shares listed on foreign stock exchanges that have already been issued by the Company on the date when the resolution of the 2009 Annual Shareholders’ Meeting is passed. In accordance with relevant PRC laws and regulations, even if the Board is so authorized, in the event of any new domestic shares issuance, the approval of the shareholders’ meeting is still required.

Voting result: 13 for, 0 against, with no abstention

8. Passed the Proposal on the Convening of 2009 Annual Shareholders’ Meeting

After review and discussion, the Board passed the Proposal on the Convening of 2009 Annual Shareholders’ Meeting. The notification of such meeting will be given separately.

Voting result: 13 for, 0 against, with no abstention

9. Passed the Proposal on the Nomination of Directors for the Third Session of the Board

After review and discussion, the Board agreed to nominate Yang Chao, Wan Feng, Lin Dairen and Liu Yingqi as candidates for executive directors, Miao Jianmin, Shi Guoqing and Zhuang Zuojin as candidates for non-executive directors, Sun Shuyi, Ma Yongwei, Sun Changji and Bruce D. Moore as candidates for independent directors. The Board will submit this proposal to the 2009 Annual Shareholders’ Meeting for selection of directors for the third session of the Board.

Independent directors of the Company gave independent opinions to agree on this proposal. Resumes of candidates, statements by nominators of independent directors and statements by candidates for independent directors will be notified along with the notice for 2009 Annual Shareholders’ Meeting.

Voting result: 13 for, 0 against, with no abstention

Commission File Number 001-31914

10. Passed the Proposal on Nominating Liu Jiade to be in Charge of the Financial Affairs of the Company

The Board agreed to name Liu Jiade as the one who is in charge of the financial affairs of the Company. Independent directors of the Company gave independent opinions to agree on this proposal. Please see the appendix attached hereto for the resume of Liu Jiade.

Voting result: 13 for, 0 against, with no abstention

11. Passed the Proposal on the Submission of Compensation for Directors and Supervisors to the Shareholders’ Meeting

The Board submitted this proposal to the Shareholders’ Meeting for the review of compensations for directors and supervisors. Independent directors gave their independent opinions and agreed on this proposal.

Voting result: 13 for, 0 against, with no abstention

12. Passed the Proposal on the Submission of Compensation for the Senior Management to the Board

Independent directors gave their independent opinions and agreed on this proposal.

Voting result: 13 for, 0 against, with no abstention

13. Passed the Proposal on the Renewal of Directors & Officers Insurance

The Board agreed to submit this proposal to the Annual Shareholders’ Meeting for approval.

Voting result: 13 for, 0 against, with no abstention

14. Passed the Proposal on the Authorization with Regard to the Investment in Debts of the Infrastructure

Voting result: 13 for, 0 against, with no abstention

15. Passed the Proposal on Self-assessment Report on Solvency Management in 2008

Voting result: 13 for, 0 against, with no abstention

16. Passed the Proposal on the Self-assessment Report on Internal Control for the Year of 2008

Voting result: 13 for, 0 against, with no abstention

17. Passed the Report on the Review of Report on Internal Auditing

Voting result: 13 for, 0 against, with no abstention

18. Passed the Report on the Related Party Transactions of the Year of 2008 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2008

Voting result: 13 for, 0 against, with no abstention

19. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2008

Commission File Number 001-31914

Voting result: 13 for, 0 against, with no abstention

20. Passed the Proposal on the Amendment to the AOA

The Board agreed to submit the Amendment to the AOA to the Annual Shareholders’ Meeting for approval and authorization to the Chairman or the Chairman’s authorized representative to, during the period when the Company is applying for approval for such amendment, make revisions he deems necessary and proper to such amendment as required by relevant regulatory bodies and stock exchanges at the places where the Company is listed.

Please visit the website of Shanghai Stock Exchange (http://www.sse.com.cn) for contents of the Amendment to the AOA.

Voting result: 13 for, 0 against, with no abstention

21. Passed the Proposal on the Amendments to Rules of Procedures for the Shareholders’ Meeting and to the Rules of Procedures for the Board

The Board agreed to submit the Amendments to Rules of Procedures for the Shareholders’ Meeting and to the Rules of Procedures for the Board of the Company to the Annual Shareholders’ Meeting for approval and authorization to the Chairman or the Chairman’s authorized representative to, during the period when the Company is applying for approval for such amendments, make revisions he deems necessary and proper to such amendments as required by relevant regulatory bodies and stock exchanges at the places where the Company is listed.

Please visit the website of Shanghai Stock Exchange (http://www.sse.com.cn) for contents of the Amendments to Rules of Procedures for the Shareholders’ Meeting and to the Rules of Procedures for the Board of the Company.

Voting result: 13 for, 0 against, with no abstention

22. Passed the Proposal on the Amendment to Administrative Rules on Information Disclosure

Voting result: 13 for, 0 against, with no abstention

23. Passed the Report on the Performance of Independent Directors in 2008

Voting result: 13 for, 0 against, with no abstention

24. Passed the Proposal on Convening the Sixteenth Meeting of the Second Session of the Board of Directors

Voting result: 13 for, 0 against, with no abstention

(Proposals under the aforesaid Items 1, 3, 4, 7, 9, 11, 13, 20, 21 and the report of the Board are required to be submitted to the 2009 Annual Shareholders’ Meeting of the Company for discussion and review. At the same time, independent directors will give a performance report at the Shareholders’ Meeting, and the Board will report to the Shareholders’ Meeting on the related party transactions and implementation of rules on the management of the related party transactions. Please see materials for the 2009 Annual Shareholders’ Meeting, which will be published separately, for detailed information on such proposals).

Commission File Number 001-31914

Appendix: Resumé of Liu Jiade

Board of Directors of China Life Insurance Company Limited

March 25, 2009

Appendix

Resumé of Liu Jiade

Liu Jiade was born in 1963, a Chinese citizen. He has been a vice president of the Company since 2003 and a director of China Life Asset Management Company Limited since June 2004. Mr. Liu served as the Director of China Life Franklin Asset Management Company Limited from May 2006 and became the Director of Guangdong Development Bank in December 2006. He has been the vice director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu majored in Finance, graduated from Central Finance College in 1984 (now Central University of Finance and Economics) with a bachelor’s degree in economics. Currently, Mr. Liu is a member of the Insurance Solvency Regulatory Committee, a director of the Insurance Institute of China and a member of the Accounting Informationization Committee of the Ministry of Finance.